UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

BiondVax Pharmaceuticals Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.0000001 per share

(Title of Class of Securities)

09073Q105

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON I.B.I. Investment House Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -
	6.	SHARED VOTING POWER - 9,055,720 Ordinary Shares*
	7.	SOLE DISPOSITIVE POWER -
	8.	SHARED DISPOSITIVE POWER - 9,055,720 Ordinary Shares*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 9,055,720 Ordinary Shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%**
12.	TYPE OF REPORTING PERSON* CO

* See Item 4.

** Based on 135,097,367ordinary shares issued and outstanding as of December 31, 2015 (according to publicly available information provided by the issuer).

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ITEM 1 (a) NAME OF ISSUER:

BIONDVAX PHARMACEUTICALS LTD.

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

14 EINSTEIN ST., NESS ZIONA, ISRAEL 74036

ITEM 2 (a) NAME OF PERSON FILING:

The foregoing entity is referred to as the "Reporting Person" in this Statement:

IBI Investment House Ltd.

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

9 Ahad Ha'am, Shalom Tower, Tel Aviv, 6525101, Israel

ITEM 2 (c) CITIZENSHIP:

Israel

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

Ordinary Shares, par value NIS 0.0000001 per share (the "Ordinary Shares")

ITEM 2 (e) CUSIP NUMBER:

09073Q105

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance Company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.
(e)	☐	An Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F)
(g)	☐	A parent holding company or control person in accordance Rule 13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

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ITEM 4 OWNERSHIP

(a)	AMOUNT BENEFICIALLY OWNED:

Of the 9,055,720  Ordinary Shares reported in this Statement as beneficially owned by the Reporting Person: (i) 9,055,609 Ordinary Shares are held for members of the public through mutual funds by IBI Mutual Fund Management (1978) Ltd. and (ii) 111 Ordinary Shares are held for their own account (Nostro account) by Israel Brokerage & Investments I.B.I. Ltd. Consequently, this Statement shall not be construed as an admission by the Reporting Person that it is the beneficial owner of 9,055,609 Ordinary Shares reported in this Statement except as set forth above, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which are incorporated herein.

(b)	PERCENT OF CLASS:

6.7%

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)   SOLE POWER TO VOTE OR DIRECT THE VOTE

0

(ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE

9,055,720

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

9,055,720

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable.

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not Applicable.

ITEM 9   NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2016	IBI INVESTMENT HOUSE LTD.

	By:	/s/ Dror Tenne
authorized signatories of IBI INVESTMENT HOUSE LTD.

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